Exhibit 99.1

NEWS RELEASE

First Mining Announces Completion of Drill Program at the Miller Prospect, Further Drilling at the Goldlund Main Zone, and Director Resignation

Intersects 2.23 g/t Gold over 33.0 Metres at the Miller Prospect on the Goldlund Property

February 11, 2020 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the remaining results from the drill program completed at the Miller prospect (“Miller”). Miller forms part of the Company’s wholly-owned Goldlund property (“Goldlund”) in Ontario, Canada and is located 10 kilometres northeast and along strike of the current resource area at Goldlund.

Latest highlights from holes drilled at Miller include:

●
Hole MI-19-040 intersected 1.35 grams per tonne gold (“g/t Au”) over 59.0 metres (“m”)
o
Including 2.23 g/t Au over 33.0 m and 44.07 g/t Au over 1.0 m
●
Hole MI-19-034 intersected 1.62 g/t Au over 12.0 m
o
Including 18.07 g/t Au over 1.0 m

Dan Wilton, CEO of First Mining, stated “We are pleased with the results of the drill program that we have completed at Miller and believe that the results showcase the potential for Goldlund to host multiple gold deposits within close proximity of the currently defined resource area at the project. We believe we have now delineated the boundaries of mineralization at Miller to the southwest and will look to further our understanding of the extent of mineralization to the northeast, as well as potential parallel zones. Drilling on the broader property continues and is currently underway within and around the defined resource area at Goldlund (“Main Zone”). We are confident in the potential to expand the existing resource base at the Main Zone, as well as the potential to define additional resources on the property through further regional exploration.”

The holes highlighted in this news release consist of the remaining step-out and infill holes drilled at Miller in 2019. In total, since drilling first commenced on the Miller prospect in 2018, a total of 40 holes (7,386 metres) have been drilled, outlining mineralization over a strike length of approximately 450 metres.

The remaining holes at Miller were drilled primarily to delineate the extent of the main mineralized zone towards the southwest, with eleven holes (MI-19-025 to MI-19-030, and MI-19-032 to MI-19-036) targeting this southwest extension. Holes MI-19-035 and MI-19-036 appear to indicate the end of this particular zone of mineralization in the southwest direction. Holes MI-19-031 and MI-19-039 were exploratory holes drilled to test potential parallel structures, and hole MI-19-040 was an infill hole in the centre of the Miller zone which encountered significant mineralization (1.35 g/t Au over 59.0 m). Holes MI-19-037 and MI-19-038 were drilled to test geophysical targets that indicated a possible northeast extension of Miller; hole MI-19-037 intercepted gold mineralization in gabbro (0.17 g/t Au over 15.0 m) which, although lower grade than that found in some of the earlier Miller holes, demonstrates that this northeast area may still be a viable target for follow-up soil and rock sampling.

The 2019 drill program at Miller consisted of 32 drill holes for a total of 6,130 metres. Drilling was completed using approximate 25 metre spacing. This news release incorporates new results from 16 of the 32 completed holes (following on from the Company’s November 19, 2019 and September 25, 2019 news releases which announced the results of the previous holes from the 2019 Miller drill program).

Select assay results from the last sixteen holes of the Miller drill program are reported in the table below:

Hole ID	From (m)	To (m)	Length (m)	Au g/t	Target
MI-19-025	53.0	64.0	11.0	0.61	Miller
including	58.0	59.0	1.0	1.89
and including	63.0	64.0	1.0	4.54
and	84.0	85.0	1.0	3.86
and	101.0	106.0	5.0	0.81
including	104.0	105.0	1.0	2.04
MI-19-027	21.0	22.0	1.0	1.69	Miller
and	100.0	107.0	7.0	1.50
including	106.0	107.0	1.0	4.64
MI-19-028	59.0	77.0	18.0	0.81	Miller
including	59.0	61.0	2.0	1.27
and including	69.0	77.0	8.0	1.48
and including	70.0	71.0	1.0	7.51
MI-19-030	36.0	40.0	4.0	4.03	Miller
including	38.0	39.0	1.0	15.33
and	48.0	83.0	35.0	0.25
including	61.0	63.0	2.0	1.62
MI-19-034	129.0	141.0	12.0	1.62	Miller
including	133.0	134.0	1.0	18.07
MI-19-040	60.0	119.0	59.0	1.35	Miller
including	60.0	93.0	33.0	2.23
and including	60.0	62.0	2.0	5.91
and including	78.0	93.0	15.0	3.88
and including	80.88	81.88	1.0	6.83
and including	86.88	87.88	1.0	44.07
Notes:
● Assaying for the Miller drill program was completed by SGS Canada Inc. (“SGS”) at their laboratory in Lakefield, Ontario. Prepared 50 g samples were analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry finish. Multi-element analysis was also completed on selected holes by two-acid aqua regia digestion with ICP-MS and AES finish
● Reported widths are drilled core lengths; true widths are unknown at this time. Assay values are uncut
● Intervals for holes MI-19-025, MI-19-032, MI-19-034 and MI-19-040 include results of selected assay repeats. These repeats were done by screened metallic fire assay on 1 kg size samples at the SGS laboratory in Lakefield

Drill Result Details

A plan map showing the 2018 and 2019 drill hole locations at Miller can be viewed at: https://www.firstmininggold.com/_resources/maps/2020-02-11-Goldlund-NR-Plan-Map.pdf.

A complete list of the 2019 drill results to date, including hole details, can be viewed at: https://www.firstmininggold.com/_resources/maps/2020-02-11-FF-NR-Goldlund-2019-Drill-Results.pdf.

A map showing the district-scale and regional targets at Goldlund can be viewed at: https://www.firstmininggold.com/_resources/maps/2019-06-FF-Goldlund-Regional-District.pdf.

Drill Hole Locations

Hole ID	Azimuth ⁰	Dip ⁰	Final Depth (m)	UTM East	UTM North
MI-19-025	140	-65	176	554220	5533373
MI-19-026	140	-60	161	554252	5533408
MI-19-027	140	-60	128	554297	5533437
MI-19-028	140	-45	125	554297	5533437
MI-19-029	135	-70	203	554335	5533480
MI-19-030	140	-45	113	554335	5533480
MI-19-031	315	-45	185	554273	5533529
MI-19-032	0	-90	212	554367	5533434
MI-19-033	0	-90	155	554306	5533372
MI-19-034	0	-90	179	554251	5533338
MI-19-035	325	-45	200	554240	5533232
MI-19-036	325	-65	197	554240	5533232
MI-19-037	27	-45	287	554845	5533592
MI-19-038	106	-45	185	554843	5533591
MI-19-039	108	-45	185	554614	5533526
MI-19-040	287	-45	212	554616	5533525

The drill program at Goldlund has now moved from the Miller Zone to the Goldlund Main Zone area, and an initial 23-hole (approximately 4,000 metre) drill program is already underway, with a focus on defining and extending mineralization in the eastern portions of Zones 1, 2, 3 and 4.

A further review of regional targets is also ongoing, including identifying new geophysical targets for potential follow-up work which may include geological mapping, rock sampling, and/or drilling.

Director Departure

The Company announces the resignation of Dr. Christopher Osterman from the Company’s Board of Directors (the “Board”). Keith Neumeyer, Chairman of the Board, stated: “I would like to thank Chris for all of his contributions to the Company and to the Board since First Mining’s inception at the end of March 2015. Chris has been a valuable member of the Board and we wish him great success in his future endeavours."

QA/QC Procedures

The QA/QC program for the 2019 drilling program at Miller consisted of the submission of duplicate samples and the insertion of Certified Reference Materials and blanks at regular intervals. These were inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). The standards used in the 2019 Miller drilling program range in grade from 0.5 g/t Au to 9.0 g/t Au, and were sourced from CDN Resource Laboratories in Langley, BC. Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as 'coarse' or 'pulp' duplicates taken from coarse reject material or pulverized splits, were also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates. Additional selected duplicates are being submitted to an umpire lab for check assaying. SGS also undertakes its own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its material assets towards a construction decision and, ultimately, to production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the potential for Goldlund to host multiple gold deposits within close proximity of the currently defined resource area at the project; (ii) the potential for resource growth at Goldlund, both at the Goldlund Main Zone, and at other areas of the property through further regional exploration; (iii) the Company’s belief that it has delineated the boundaries of mineralization at Miller to the southwest; (iv) the Company’s plans to further its understanding of the extent of mineralization to the northeast and potential parallel zones; (v) the northeast area at Miller still being a viable target for follow-up soil and rock sampling; (vi) defining and extending mineralization in the eastern portions of Zones 1, 2, 3 and 4; (vii) the Company’s focus on advancing its material assets towards production; and (viii) realizing and unlocking the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the presence of and continuity of metals at Goldlund at estimated grades; success in realizing proposed drilling programs; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.